

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Hua Wang
Chief Financial Officer
Rubber Leaf Inc
Qixing Road, Weng'ao Industrial Zone
Chunhu Subdistrict, Fenghua District
Ningbo, Zhejiang, China

       Re: Rubber Leaf Inc
            Registration Statement on Form S-1
            Filed November 15, 2021
            File No. 333-261070

Dear Mr. Wang:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 15, 2021

Cover Page

1.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations

and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

4. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Prospectus Summary, page 1

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether

any permissions have been denied.

7. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors .

Risk Factors, page 4

9. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

11. Please include risk factor disclosure regarding the company's substantial dependence on one or a few major customers and vendors.

Risk Factors
The Company is electing to not opt out of JOBS Act extended accounting transition period. This may ... , page 10

12.   On page 5 you disclose that the company chose to opt out of the extended transition period for complying with new or revised accounting standards; however, on page 10 you disclose that the company is electing to not opt out of the JOBS Act extended accounting transition period. Please revise your disclosures to correct this inconsistency. In addition, please revise the cover page of the Form S-1 to include and complete the required checkbox related to an EGC's decision to not use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

THE BUSINESS AND BUSINESS PLAN, page 15

13.   Please disclose the company's substantial dependence on one or a few major customers and vendors.

14.   Please provide clarity surrounding the company's indirect supply and sales methods, including how sales are generated, how cash is transferred, and how the company's products are manufactured and distributed to its customers.

Business Strategy, page 16

15.   Please revise to clarify the nature of the relationships the company maintains with the OEMs listed. Please also clarify whether these OEMs are customers of the company.

Patents, page 18

16.   Please disclose the duration of your patents.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

17.   Please correct the order of the sales revenues for the years ended December 31, 2020 and 2019 currently disclosed on page 24. In addition, please ensure all negative amounts are clearly designated as such throughout your filing.

Liquidity and Capital Resources, page 26

18.   We note that your auditor included a going concern paragraph in their report. Please disclose and discuss the minimum period of time that you believe you will be able to conduct planned operations using only currently available capital resources. Refer to Section IV of SEC Interpretive Release 33-8350.

Financial Statements
General, page F-1

19.   Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Note 1 - Organization and Description of Business, page F-6

20.   We note Rubber Leaf Sealing Products (Zhejiang) Co., Ltd. (RLSP) was established on July 08, 2019 and Rubber Leaf Inc (the Company/RLI) was incorporated under the laws of the State of Nevada on May 18, 2021 by Ms. Xingxiu Hua, the sole shareholder of RLSP. We also note that on May 27, 2021 the Company entered a share exchange agreement with Ms. Hua pursuant to which the Company issued 40,000,000 shares of common stock in exchange for all of RLSP's shares with no change of control of RLSP as a result of the share exchange. Please address the following:
- Revise any disclosures that imply the 40,000,000 shares of common stock were "valued" at $0.05 for an aggregate amount of $2,000,000; and
- Revise the historical financial statements and earnings per share disclosures throughout the filing to retro-respectively reflect the reorganization akin to a stock split or a nominal share issuance. Refer to ASC 260-10-55-12, 55-17 and S99-1.

Note 3 - Summary of Significant Accounting Policies, page F-7

21.   Please disclose your consolidation policy.

Revenue Recognition, page F-7

22.   We read your accounting policy for revenue recognition. Please address the following:
- Tell us your consideration of disclosing disaggregated revenue by product line pursuant to ASC 606-10-50-5.
- More fully explain the facts and circumstances related to sales transactions completed in Model B. Specifically address the nature of the material you purchase, the nature of companies you purchase materials from, what, if anything, you do with the materials you purchase, the nature of the products you sell, and the nature of the companies you sell products to. Also, address why you use related party distributors and who the ultimate customers of your related party distributors are.
- More fully explain how you determined your company is a principal in the sales transactions in Model B based on the criteria described in ASC 606-10-55-36 through 40.
- Since it appears your CEO has a controlling interest in the company and has controlling interests in the related party distributors, explain how you determined the company has transferred control of any products sold to related party distributors such that recognizing revenue is appropriate.
- Clarify the last sentence of your accounting policy. If applicable, explain why

subcontractors would be responsible for providing product warranties.

Note 8 - Related Party Transactions, page F-14

23. Please address the following:
   - Explain why related party purchases are not separately presented on the face of the statements of operations;
   - We note as of June 30, 2021 accounts payable to Shanghai Huaxin were $5,324,058. Given there have been no purchases from Shanghai Huaxin since the year ended December 31, 2020, explain the terms of the payables and explain the reason why they have not been paid.
   - We note as of June 30, 2021 accounts receivable due from related party distributors were $4,200,782. Explain the terms of the receivables and explain the reason why they have not been paid.

Signatures, page II-5

24. Please include the signature of the company's authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

General

25. We note the company's substantial dependence on a few customers and vendors. To the extent material, please disclose the material terms of your agreements with such parties and file any contracts with any parties that the company is substantially dependent upon.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Andi Carpenter at (202)-551-3645 or Anne McConnell at (202)-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sherry Haywood at (202)-551-3345 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Manufacturing